Exhibit 4.15
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Avis Budget Group, Inc., a Delaware corporation (the “Company”), has the following classes of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
Description of Common Stock
The following description of the Company’s common stock, par value $0.01 per share (the “Common Stock”), is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”) and amended and restated bylaws (the “Bylaws”), which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part, and which we encourage you to refer to. In addition, you should refer to the General Corporation Law of Delaware, as amended (the “DGCL”), which may also affect the terms of the Common Stock.
Authorized Shares of Capital Stock
The amended and restated certificate of incorporation of the Company authorizes the Company to issue 260,000,000 shares, consisting of 250,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).
Fully Paid and Nonassessable
All of the outstanding shares of Common Stock are fully paid and non-assessable.
Voting Rights
The holder of each share of Common Stock is entitled to cast one vote on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights. Each share will continue to have one vote following a stock split, stock dividend or similar reclassification.
The affirmative vote of the holders of at least 80% of the voting power of all shares of Common Stock shall be required to alter, amend, adopt any provision inconsistent with, or repeal certain provisions in the Company’s Certificate of Incorporation related to the election of directors, stockholder nomination of directors, newly created directorships and vacancies, stockholder action, by-law amendments or charter amendments, and certain provisions in the Bylaws related to annual or special meetings of stockholders or stockholder action.
In addition, as further described below, the affirmative vote of the holders of at least 80% of the voting power of all shares of Common Stock shall be required to approve certain transactions with an interested stockholder or affiliate thereof, unless such transaction meets certain pricing requirements and is approved by a majority of disinterested directors. This voting requirement is notwithstanding the requirements of any law, agreement with any national securities exchange or otherwise. An “interested stockholder” is any person that (i) is the beneficial owner of 5% or more of the Common Stock, (ii) is an affiliate of the Company and within the last two years was the beneficial owner of 5% or more of the Common Stock or (iii) is an assignee of or successor to shares of Common Stock which were owned by such persons within the last two years. The Board of Directors of the Company (the “Board”), by majority vote, has the power and authority to determine whether a person is an “interested stockholder” or an affiliate thereof, the beneficial ownership of such person, and whether any transaction meets the pricing requirements referred to above.

Dividend Rights
Subject to the rights of the holders of Preferred Stock, the Company is permitted to pay dividends from time to time on Common Stock out of the assets or funds of the Company legally available for the payment of dividends under Delaware law.
Liquidation Rights
After payment of or provision for all liabilities, including contingent liabilities, of the Company and payment of the liquidation preference payable to any holders of Preferred Stock, if any, holders of Common Stock are entitled, upon voluntary or involuntary liquidation, dissolution or winding-up of the Company, to receive their proportionate interest in the net assets of the Company, if any, remaining for distribution to stockholders.
Other Rights
The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions or restrictions on alienability applicable to the Common Stock.
Takeover Defense
Certain provisions of the Certificate of Incorporation, the By-laws and the DGCL have anti-takeover effects and could delay, discourage, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in the shareholder’s best interests, including attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and directors more difficult. For a discussion of the Company's Rights Agreement, which could have a similar effect, please see " — Description of Rights."
Authorized Shares. The authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.
The Board will have the sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, dividend rates, conversion and redemption rights and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board will have the power to the extent consistent with its legal duties to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third-party seeks control of the Company, and thereby assist members of management to retain their positions.
No Stockholder Action by Written Consent; Special Meetings. Any action required or permitted to be taken by the stockholders of the Company must be duly effected at an annual or special meeting of such holders and may not be taken by any consent in writing by such holders. Special meetings of stockholders of the Company may be called only by the Chairman of the Board, the President or a majority of the full Board pursuant to a resolution stating the purpose or purposes of the special meeting. No business other than that stated in the notice shall be transacted at any special meeting.
Advance Notice for Stockholder Nominations and Proposals of New Business. The Bylaws establish an advance notice procedure. This procedure requires stockholders to deliver to the Company notice of any proposal to be presented at an annual meeting of stockholders not less than 60 nor more than 90 days prior to the anniversary of the preceding annual meeting of stockholders, and notice of a candidate to be nominated for election as a director of the Company at an annual meeting of stockholders not less than 90 days prior to such anniversary. However, in both instances, if the date of the meeting is not within 25 days of such anniversary or with respect to director nominations for an election to be held at a special meeting of stockholders, advance notice shall be given not later than 10 days after the actual meeting date is first so announced or notice thereof was mailed, whichever first occurs.
Delaware Business Combination Statute. The Company is subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of Common Stock.
In addition to the approval requirements under Delaware law, the Certificate of Incorporation includes additional requirements concerning certain “business combinations” which is defined in the Certificate of Incorporation to include any of the following:

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any merger or consolidation of the Company or any majority-owned subsidiary with (a) any interested stockholder or (b) any other corporation (whether or not itself an interested stockholder) that is, or after such merger or consolidation would be, an affiliate of an interested stockholder;

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any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested stockholder of any assets of the Company or any majority-owned subsidiary having an aggregate fair market value of $10 million or more;

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the issuance or transfer by the Company or any majority-owned subsidiary (in one transaction or series of transactions) of any securities of the Company or any majority-owned subsidiary to any interested stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $10 million or more;

•	the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of any interested stockholder or any affiliate of any interested stockholder; or

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any reclassification of securities (including any reverse stock split) or recapitalization of the Company or any merger or consolidation of the Company with any of its majority-owned subsidiaries or any other transaction (whether or not with or into or otherwise involving an interested stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity security of the Company or any majority-owned subsidiary that is directly or indirectly owned by any interested stockholder or any affiliate of any interested stockholder.

Any business combination defined above requires approval by the affirmative vote of at least 80% of the voting power of the then outstanding shares of the Company’s capital stock entitled to vote generally in the election of directors, voting together as a single class, unless:

•	the business combination is approved by a majority of the disinterested directors; or

•	certain minimum price criteria and procedural requirements are satisfied.
In general, a “disinterested director” means a director that is not affiliated with the interested stockholder and was a member of the board of directors prior to the time that the interested stockholder became an interested stockholder.
Listing
The Common Stock has been listed on the NASDAQ Global Select Market under the ticker symbol “CAR”.

Transfer Agent
The transfer agent for the Common Stock is Computershare.
Description of Rights
On January 27, 2020, a duly authorized committee of the Board declared a dividend of one common share purchase right (a “Right”), payable on February 7, 2020, for each share of Common Stock outstanding on February 7, 2020 (the “Record Date”) to the stockholders of record on that date. In connection with the distribution of the Rights, the Company entered into a Rights Agreement (the “Rights Agreement”), dated as of January 27, 2020, between the Company and Computershare Inc., as Rights Agent. Each Right entitles the registered holder to purchase from the Company one share of Common Stock of the Company at a price of $110.00 per Right (the “Purchase Price”), subject to adjustment. The Rights are in all respects subject to and governed by the provisions of the Rights Agreement.
Distribution Date; Exercisability; Expiration
Initially, the Rights will be attached to all Common Stock certificates and no separate certificates evidencing the Rights (“Right Certificates”) will be issued. Until the Distribution Date (as defined below), the Rights will be transferred with and only with the Common Stock. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares of Common Stock will have Rights attached.
The Rights will separate and begin trading separately from the Common Stock, and Right Certificates will be caused to evidence the Rights, on the earlier to occur of (i) the Close of Business (as such term is defined in the Rights Agreement) on the tenth day following a public announcement, or the public disclosure of facts indicating (or the Board becoming aware), that a Person (as such term is defined in the Rights Agreement) or group of affiliated or associated Persons has acquired Beneficial Ownership (as defined below) of 20% or more of the outstanding Common Stock (an “Acquiring Person”) (or, in the event the Board determines to effect an exchange in accordance with Section 24 of the Rights Agreement and the Board determines that a later date is advisable, then such later date) or (ii) the Close of Business on the tenth Business Day (as such term is defined in the Rights Agreement) (or such later date as may be determined by action of the Board prior to such time as any Person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer the consummation of which would result in the Beneficial Ownership by a Person or group of 20% or more of the outstanding Common Stock (the earlier of such dates, the “Distribution Date”). As soon as practicable after the Distribution Date, unless the Rights are recorded in book-entry or other uncertificated form, the Company will prepare and cause the Right Certificates to be sent to each record holder of Common Stock as of the Distribution Date.

An “Acquiring Person” will not include (i) the Company, (ii) any Subsidiary (as such term is defined in the Rights Agreement) of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, (iv) any entity holding Common Stock for or pursuant to the terms of any such employee benefit plan or (v) any Person who or which, at the time of the first public announcement of the Rights Agreement, is a Beneficial Owner of 20% or more of the Common Stock then outstanding (a “Grandfathered Shareholder”). However if a Grandfathered Shareholder becomes, after such time, the Beneficial Owner of any additional Common Stock (regardless of whether, thereafter or as a result thereof, there is an increase, decrease or no change in the percentage of Common Stock then outstanding Beneficially Owned (as such term is defined in the Rights Agreement) by such Grandfathered Stockholder) then such Grandfathered Stockholder shall be deemed to be an Acquiring Person unless, upon such acquisition of Beneficial Ownership of additional Common Stock, such person is not the Beneficial Owner of 20% or more of the Common Stock then outstanding. In addition, upon the first decrease of a Grandfathered Stockholder’s Beneficial Ownership below 20%, such Grandfathered Stockholder will no longer be deemed to be a Grandfathered Stockholder. For the avoidance of doubt, any derivative that is not by its express terms capable of being settled directly into Common Stock and does not otherwise directly or indirectly convey any voting rights in Common Stock to any Person will not be included in the calculation of Beneficial Ownership for purposes of determining whether and the extent to which a Person may be deemed to be a Grandfathered

Stockholder. In the event that after the time of the first public announcement of the Rights Agreement, any agreement, arrangement or understanding pursuant to which any Grandfathered Stockholder is deemed to be the Beneficial Owner of Common Stock expires, is settled in whole or in part, terminates or no longer confers any benefit to or imposes any obligation on the Grandfathered Stockholder, any direct or indirect replacement, extension or substitution of such agreement, arrangement or understanding with respect to the same or different Common Stock that confers Beneficial Ownership of Common Stock shall be considered the acquisition of Beneficial Ownership of additional Common Stock by the Grandfathered Stockholder and render such Grandfathered Stockholder an Acquiring Person for purposes of the Rights Agreement unless, upon such acquisition of Beneficial Ownership of additional Common Stock, such person is not the Beneficial Owner of 20% or more of the Common Stock then outstanding.
“Beneficial Ownership” is defined in the Rights Agreement to include any securities (i) which a Person or any of such Person’s Affiliates or Associates (as such terms are defined in the Rights Agreement) beneficially owns, directly or indirectly, within the meaning of Rules 13d-3 or 13d-5 promulgated under the Exchange Act or has the right or ability to vote, or the right to acquire, pursuant to any agreement, arrangement or understanding (except under limited circumstances), (ii) which are directly or indirectly Beneficially Owned by any other Person with which a Person has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting such securities, or obtaining, changing or influencing control of the Company or (iii) in respect of which a Person or any of such Person’s Affiliates or Associates has a derivative position which is capable of being settled, in whole or in part, through delivery of Common Stock (whether on a required or optional basis, and whether such settlement may occur immediately or only after the passage of time, the occurrence of conditions, the satisfaction of regulatory requirements or otherwise).
The Rights are not exercisable until the Distribution Date. The Rights will expire on the Close of Business on January 26, 2021 (the “Final Expiration Date”).
Exempt Persons and Transactions
The Board may, in its sole and absolute discretion, determine that a Person is exempt from the Rights Agreement (an “Exempt Person”), so long as such determination is made prior to such time as such Person becomes an Acquiring Person. Any Person will cease to be an Exempt Person if the Board makes a contrary determination with respect to such Person regardless of the reason therefor. In addition, the Board may, in its sole and absolute discretion, exempt any transaction from triggering the Rights Agreement, so long as the determination in respect of such exemption is made prior to such time as any Person becomes an Acquiring Person.

Qualifying Offer Exemption
The Rights Agreement includes a “qualifying offer” provision, whereby the Rights will automatically expire concurrently with (but no earlier than 90 Business Days after the commencement of a Qualifying Offer (as defined in the Rights Agreement)) the acceptance, for purchase or exchange, of more than two-thirds of the Common Stock then outstanding on a fully diluted basis (excluding from the calculation of the number of shares of Common Stock purchased or exchanged any Common Stock Beneficially Owned by the offeror or its Affiliates and Associates) pursuant to a tender or exchange offer for all of the Common Stock then outstanding for the same consideration, provided that the offeror irrevocably commits to purchase all remaining untendered Common Stock for the same per share consideration actually paid pursuant to the offer.

Flip-in Event
If a Person or group becomes an Acquiring Person at any time after the date of the Rights Agreement (with certain limited exceptions), the Rights will become exercisable for Common Stock having a value equal to two times the exercise price of the Right. From and after the announcement that any Person has become an Acquiring Person, if the Rights evidenced by a Right Certificate are or were acquired or Beneficially Owned by an Acquiring Person or any Associate or Affiliate of an Acquiring Person, such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights. If the Board so elects, the Company may deliver upon payment of the exercise price of a Right an amount of cash, securities, or other property equivalent in value to the Common Stock issuable upon exercise of a Right.
Exchange
At any time after any Person becomes an Acquiring Person, the Board may exchange the Rights (other than Rights owned by any Person which have become void), in whole or in part, at an exchange ratio of one Common Stock per Right (subject to adjustment). The Company may issue, transfer or deposit such Common Stock (or other property as permitted under the Rights Agreement) to or into a trust or other entity created upon such terms as the Board may determine and may direct that all holders of Rights receive such Common Stock or other property only from the trust. In the event the Board determines, before the Distribution Date, to effect an exchange, the Board may delay the occurrence of the Distribution Date to such time as it deems advisable.
Flip-over Event
If, at any time after a Person becomes an Acquiring Person, (i) the Company consolidates with, or merges with, any other Person (or any Person consolidates with, or merges with, the Company) and, in connection with such consolidation or merger, all or part of the Common Stock is or will be changed into or exchanged for stock or other securities of any other Person or cash or any other property; or (ii) 50% or more of the Company’s consolidated assets or Earning Power (as defined in the Rights Agreement) are sold, then proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.
Redemption
At any time prior to the time any Person becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
Amendment
The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, except that from and after such time as any Person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).
Rights of Holders
Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.